UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RTI Surgical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74975N105

(CUSIP Number)

Christopher R. Sweeney

WSHP Biologics Holdings, LLC

c/o Water Street Healthcare Partners

444 West Lake Street, Suite 1800

Chicago, Illinois 60606

(312) 506-2900

Copy to:

James S. Rowe

Martin A. DiLoreto, Jr., P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74975N105	Page 2

1.	NAMES OF REPORTING PERSONS WSHP Biologics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock (as defined below) issuable upon conversion of 50,000 shares of Series A Preferred Stock (as defined below).*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,202,094 shares of Common Stock outstanding as of March 8, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

13D

CUSIP No. 74975N105	Page 3

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,202,094 shares of Common Stock outstanding as of March 8, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

13D

CUSIP No. 74975N105	Page 4

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Management II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,202,094 shares of Common Stock outstanding as of March 8, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

13D

CUSIP No. 74975N105	Page 5

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,202,094 shares of Common Stock outstanding as of March 8, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of RTI Surgical Holdings, Inc., a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). The address of the office of the Issuer is 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the persons in the following table (collectively, the “Reporting Persons”).

Reporting Person	Principal Business	Address of Principal Office
WSHP Biologics Holdings, LLC	To make an investment in the Issuer.	444 West Lake Street, Suite 1800 Chicago, IL 60606
Water Street Healthcare Partners II, L.P.	To make private equity investments in securities of public and private companies.	444 West Lake Street, Suite 1800 Chicago, IL 60606
Water Street Healthcare Management II, L.P.	To act as the general partner of Water Street Healthcare Partners II, L.P.	444 West Lake Street, Suite 1800 Chicago, IL 60606
Water Street Healthcare Partners, LLC	To act as the manager of certain Water Street entities.	444 West Lake Street, Suite 1800 Chicago, IL 60606

WSHP Biologics Holdings, LLC (the “Investor”) is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price.

The managing member of the Investor is Water Street Healthcare Partners II, L.P. (the “Fund”), of which the sole general partner is Water Street Healthcare Management II, L.P. (“Water Street Management”). The sole general partner of Water Street Management is Water Street Healthcare Partners, LLC (the “General Partner”). Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

The names and addresses of the partners who serve on the Investment Committee of the General Partner are listed in the table below:

Partner	Address of Principal Office
Timothy Dugan	444 West Lake Street, Suite 1800, Chicago, IL 60606
James Connelly	444 West Lake Street, Suite 1800, Chicago, IL 60606
Ned Villers	444 West Lake Street, Suite 1800, Chicago, IL 60606
Kevin Swan	444 West Lake Street, Suite 1800, Chicago, IL 60606
Robert Womsley	444 West Lake Street, Suite 1800, Chicago, IL 60606
Peter Strothman	444 West Lake Street, Suite 1800, Chicago, IL 60606
Christopher Sweeney	444 West Lake Street, Suite 1800, Chicago, IL 60606

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4, 5 and 6 hereof is incorporated herein by reference.

As more fully described in Item 4 hereof, on July 16, 2013, the Investor acquired 50,000 shares of Series A Preferred Stock (the “Predecessor Securities”) of RTI Surgical, Inc. (“Old RTI”) for $50,000,000 (the “Purchase Price”) as contemplated by that certain Investment Agreement by and between Old RTI and the Investor, dated as of June 12, 2013 (the “Investment Agreement”). $49,596,600 of the Purchase Price was funded by the Fund’s investment in Investor from the Fund’s contributed capital, and $403,400 of the Purchase Price was funded by certain co-investors’ investments in Investor. On March 8, 2019, in connection with the transactions described below, the Predecessor Securities converted into shares of the Issuer’s Series A Preferred Stock on a 1-for-1 basis for no additional consideration.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Pursuant to the Investment Agreement, the Investor acquired the Predecessor Securities for investment purposes (the “Investment”). The proceeds received by the Issuer from the Investment were used to fund a portion of the acquisition of Pioneer Surgical Technology, Inc., a Michigan corporation (“Pioneer”), pursuant to that certain Agreement and Plan of Merger by and among Old RTI, Rockets MI Corporation, a Michigan corporation and wholly-owned subsidiary of Old RTI, Pioneer and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders’ Agent, dated as of June 11, 2013.

On November 1, 2018, Old RTI entered into a Master Transaction Agreement (the “Master Transaction Agreement”), by and among the Issuer, PS Spine Holdco, LLC, a Delaware limited liability company (the “Member”), the Issuer and Bears Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The Master Transaction Agreement provided for (i) Member to contribute all of the issued and outstanding membership interests of Paradigm Spine, LLC, a Delaware limited liability company and wholly owned subsidiary of the Member (“Paradigm”), to the Issuer (the “Contribution”), (ii) Merger Sub to merge with and into Old RTI, with Old RTI surviving as a wholly-owned subsidiary of the Issuer , and (iii) Issuer to be renamed “RTI Surgical Holdings, Inc.” (the “Transaction”). The Transaction was completed on March 8, 2019. Pursuant to the Master Transaction Agreement, at the effective time of the Merger, (a) each issued and outstanding share of common stock of Old RTI was converted automatically into one share of Issuer common stock, (b) each issued and outstanding share of Series A Preferred Stock of Old RTI (including the Predecessor Securities held by the Investor) was converted automatically into one share of Series A Preferred Stock of the Issuer and (c) each stock option and restricted stock award granted by Old RTI was converted into a stock option or restricted stock award, as applicable, of the Issuer with respect to an equivalent number of shares of Holdco common stock on the same terms and conditions as were applicable prior to the Closing.

In connection with the completion of the Transaction, the Investor received 50,000 shares of Series A Preferred Stock of the Issuer and the Predecessor Securities were cancelled. The rights and preferences of the Series A Preferred Stock of the Issuer are substantially identically to the rights and preferences of the Series A Preferred Stock of Old RTI.

The Reporting Persons plan to review the Investment on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Investment Agreement and applicable securities laws, the Investor may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock or Series A Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Common Stock or Series A Preferred Stock to various of its partners or members, including one or more of the other Reporting Persons, or may engage in any combination of the foregoing. Subject to applicable law and the terms of the Investment Agreement, the Investor may enter into hedging transactions or alternative structures with respect to the Common Stock or Series A Preferred Stock. No additional prior notice will be given, except as may be required by law, the terms of the Investment Agreement or any such transaction. Any alternative that the Investor may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operation and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, the Investor currently has the right to appoint two directors to the board of directors of the Issuer (the “Board”). As a result of the Investor’s continuous review and evaluation of the business of the Issuer, the Investor may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through its Board representation, participate in the management of the Issuer.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of March 8, 2019, the Investor is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock on or after July 16, 2021(or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price, representing approximately 17.1% of the outstanding Common Stock, based on the 73,202,094 shares of Common Stock outstanding as of March 8, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Investment Agreement

On June 12, 2013, pursuant to the Investment Agreement, the Investor agreed to acquire the Predecessor Securities from old RTI for investment purposes. Pursuant to undertakings made in the Investment Agreement, for as long as the Series A Preferred Stock remains outstanding, Old RTI agreed to reserve and keep available, free from preemptive rights and liens, the full number of shares of Common Stock issuable upon the conversion of the Predecessor Securities. The rights and obligations of Old RTI under the Investment Agreement were assumed by the Issuer pursuant to the assignment and assumption agreement, dated as of November 1, 2018, by and between Old RTI and the Issuer (the “Assignment and Assumption Agreement”).

Certificate of Designation

Under the terms of the Certificate of Designation governing the Series A Preferred Stock (the “Certificated of Designation”), cumulative dividends on the Series A Preferred Stock accrued at a rate per annum of 6% on the sum of the then applicable liquidation preference (the “Liquidation Preference”), plus all accrued and unpaid dividends on the Series A Preferred Stock. Dividends accrued from July 16, 2013, the issue date of the Series A Preferred Stock held by the Investor, until July 16, 2018. The initial Liquidation Preference was set at $1,000 per share of Series A Preferred Stock. Dividends on the Series A Preferred Stock were payable on a quarterly basis when, as, and if declared by the Issuer’s Board. The Issuer was permitted to satisfy its obligation to pay quarterly dividends at its election in cash, or by accumulating dividends with respect to the Series A Preferred Stock quarterly until paid in cash to the holder thereof. The dividends accrued as of September 30, 2013 were paid in cash by the Issuer and all subsequent accrued dividends were accumulated at the option of the Issuer. The liquidation preference of each share of Series A Preferred Stock as of July 16, 2018, the date on which dividends stopped accruing, was $1,330.41.

At the earlier of a change of control of the Issuer and July 16, 2020, the holders of the Series A Preferred Stock may require the Issuer to redeem any or all outstanding shares of Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed. The Issuer may redeem any or all outstanding shares of Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed.

At the earlier of a change of control of the Issuer and July 16, 2021, the holders of the Series A Preferred Stock may convert shares of Series A Preferred Stock at any time, in whole or in part, into a number of shares of Common Stock equal to the quotient determined by dividing (i) the sum of the Liquidation Preference, plus all accrued and unpaid dividends on such shares of Series A Preferred Stock by (ii) the conversion price then in effect (the “Conversion Formula”); provided that such shares of Series A Preferred Stock shall not be convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to July 16, 2013 unless all stockholder approvals required by applicable law or the listing standards of NASDAQ (such approvals, the “Shareholder Approval”) have been obtained. The Issuer may, at any date after the earliest to occur of (i) the date, if any, the average closing price of the Common Stock for a 20 consecutive day period exceeds $10.25 and (ii) July 16, 2023, cause the conversion of all or part of the Series A Preferred Stock into a number of shares of Common Stock equal to the quotient determined by the Conversion Formula. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.

Except with respect to any Shareholder Approval, holders of the Series A Preferred Stock will be entitled to vote on an as-converted basis upon all matters upon which holders of Common Stock have the right to vote, such votes to be counted together with the Common Stock and not separately as a class; provided, that no holder of Series A Preferred Shares shall be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock that exceeds the quotient of (i) the aggregate purchase price paid for such shares of Series A Preferred Stock, divided by (ii) $4.17.

Holders of a majority of the Series A Preferred Stock then outstanding, voting as a separate class, must approve, among other things, (a) any amendment to the Issuer’s Certificate of Incorporation or By-laws that would have a material adverse effect on the rights of the holders of the Series A Preferred Stock, (b) any liquidation, dissolution or winding-up of the Issuer, (c) changes to the size of the Board and (d) the Issuer entering into, modifying or supplementing certain agreements with certain affiliated parties.

For so long as the holders of the Series A Preferred Stock continue to beneficially own 5% or more of the Common Stock of the Issuer on an as-converted basis, the holders thereof shall be entitled to appoint a number of directors equal to the product of: (i) the Preferred Percentage (as defined in the Certificate of Designation), and (ii) the total number of directors on the Board, including the number of directors appointed or appointable to the Board by the holders of the Series A Stock; provided, that if such product is not a whole number, then the number of directors appointable to the Board by the holders of the Series A Stock shall be the next whole number larger than such product; provided, further that the number of directors appointable to the Board by the holders of the Series A Stock shall not exceed two at any time. The Investor has appointed Curt Selquist and Chris Sweeney as its designees to the Board.

Investor Rights Agreement

On July 16, 2013, the Investor entered into an Investor Rights Agreement with Old RTI (the “Investor Rights Agreement”).    All of Old RTI’s rights and obligations under the Investors Rights Agreement were assumed by the Issuer on March 8, 2019 pursuant to the Assignment and Assumption Agreement. If the Investor is no longer entitled to designate a Board member pursuant to the Certificate of Designation, then pursuant to the Investor Rights Agreement, for so long as the Investor continues to beneficially own 5% or more of the Common Stock of the Issuer directly or on an as-converted basis, the Investor shall be entitled to nominate a number of directors equal to (i) the Ownership Percentage (as defined in the Investor Rights Agreement), and (ii) the total number of directors on the Board, including the number of directors appointed or appointable to the Board by the holders of the Series A Stock; provided, that if such product is not a whole number, then the number of directors that can be nominated to the Board by the holders of the Series A Stock shall be the next whole number larger than such product; provided, further that the number of directors that can be nominated to the Board by the holders of the Series A Stock shall not exceed two at any time.

Subject to various exceptions, the Investor has customary preemptive rights in the event the Issuer offers securities to any person, entitling the Investor to participate in any such offering in proportion to the percentage of the Common Stock on an as converted basis held by the Investor at the time of the offering.

So long as the Investor continues to beneficially own 5% or more of the Common Stock directly or on an as converted basis, the Issuer will provide the Investor with customary information rights, including providing the Investor with (a) unaudited monthly and unaudited quarterly financial statements, (b) audited annual financial statements, (c) a copy of its financial plan prior to the beginning of each fiscal year and any Board-approved revisions thereof and (d) other information as the Investor reasonably request that is consistent with materials otherwise provided to members of the Board.

The Issuer has granted the Investor certain rights with respect to registration under the Securities Act of the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). The Issuer has agreed to prepare and file an initial shelf registration statement covering the resale of all Registrable Securities in an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act no later than September 29, 2013 (within 75 days after the closing of the issuance of the Series A Preferred Stock) and to use its reasonable best efforts to cause the shelf registration statement to be declared effective no later than December 28, 2013 (within 90 days after the filing of the initial shelf registration statement). Additionally, in certain circumstances, the Investor is entitled to two demand registrations and certain piggyback registration rights with respect to the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock.

Management Rights Letter

On July 16, 2013, the Investor and the Fund entered into a Management Rights Letter with Old RTI (the “Management Rights Letter”). All of Old RTI’s rights and obligations under the Management Rights Letter were assumed by the Issuer on March 8, 2019 pursuant to the Assignment and Assumption Agreement. Pursuant to the terms of the Management Rights Letter, the Investor has delegated to the Fund the Investor’s Board nomination, information and consent rights granted to the Investor pursuant to the Investor Rights Agreement. Additionally, the Investor has delegated to the Fund the Investor’s rights, as the sole holder of Series A Preferred Stock, to appoint directors to the Board granted to Investor pursuant to the Certificate of Designation.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Investment Agreement, the Certificate of Designation, the Investor Rights Agreement and the Management Rights Letter, attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

1.	Investment Agreement, dated as of June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.2 to RTI Surgical Inc’s Current Report on Form 8-K filed on June 13, 2013).

2.	Certificate of Designation of Series A Convertible Preferred Stock of RTI Surgical Holdings, Inc., dated as of March 8, 2019 (incorporated by reference to Exhibit 3.2 to RTI Surgical Holdings, Inc’s Current Report on Form 8-K filed on March 11, 2019).

3.	Investor Rights Agreement, dated as of July 16, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.3 to RTI Surgical Inc’s Current Report on Form 8-K filed on July 18, 2013).

4.	Management Rights Letter, by and among RTI Surgical, Inc., WSHP Biologics Holdings, LLC and Water Street Healthcare Partners II, L.P., dated as of July 16, 2013 (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D for RTI Surgical, Inc. filed on July 24, 2013).

5.	Schedule 13D Joint Filing Agreement by and among Water Street Healthcare Partners, LLC, Water Street Healthcare Management II, L.P., Water Street Healthcare Partners II, L.P. and WSHP Biologics Holdings, LLC, dated as of March 18, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name: Its:	Jeffrey Holway Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P.

By: Its:	Water Street Healthcare Management II, L.P. General Partner

By: Its:	Water Street Healthcare Partners, LLC General Partner

By:	/s/ Timothy A. Dugan
Name: Its:	Timothy A. Dugan Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P.

By: Its:	Water Street Healthcare Partners, LLC General Partner

By:	/s/ Timothy A. Dugan
Name: Its:	Timothy A. Dugan Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name: Its:	Timothy A. Dugan Authorized Signatory